SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Odonate Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

676079106

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,607,086
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,607,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,607,086
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 38,490,336 shares of the Issuer’s Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,607,086
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,607,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,607,086
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 38,490,336 shares of the Issuer’s Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 445,756
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 445,756
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 38,490,336 shares of the Issuer’s Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,607,086
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,607,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,607,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 38,490,336 shares of the Issuer’s Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 676079106	SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on December 8, 2017 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management (“Boxer Management”), Aaron I. Davis, and Joe Lewis (together with Boxer Capital, Boxer Management and Mr. Davis, the “Reporting Persons”), as amended by Amendment No. 1, filed by the Reporting Persons on December 27, 2018 and Amendment No. 2, filed by the Reporting Persons on September 1, 2020. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,052,842 shares of Common Stock, representing 13.1% of the Issuer’s outstanding Common Stock. Boxer Capital, Boxer Management and Joe Lewis beneficially own 4,607,086 shares of Common Stock, which represents 12.0% of the Issuer’s outstanding Common Stock. Aaron I. Davis beneficially owns 445,756 shares of Common Stock, which represents 1.2% of the Issuer’s outstanding Common Stock. All percentages are based on 38,490,336 shares of the Issuer’s Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

Aaron I. Davis has the sole power to vote or to direct the vote of the 445,756 shares of Common Stock he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 4,607,086 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

Aaron I. Davis has the sole power to dispose or to direct the disposition of the 445,756 shares of Common Stock he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 4,607,086 shares of Common Stock they beneficially own.

(c) Other than as set forth below, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

(i) Aaron I. Davis effected the following transactions in the Common Stock in the last 60 days:

Date	Transaction	Shares of Common Stock	Price Per Share
11/17/2021	Sale	170,000	$2.2334	(1)
11/19/2021	Sale	30,000	$1.9165

(1)	Reflects the weighted average sale price. The range of prices for such transaction is $1.97 to $2.95.
(2)	Reflects the weighted average sale price. The range of prices for such transaction is $1.84 to $1.96.

(ii) Boxer Capital effected the following transactions in the Common Stock in the last 60 days.

CUSIP No. 676079106	SCHEDULE 13D

Date	Transaction	Shares of Common Stock	Price Per Share
11/17/2021	Sale	600,000	$2.1654	(1)
11/18/2021	Sale	250,000	$1.9490
11/19/2021	Sale	150,000	$1.8419

(1)	Reflects the weighted average sale price. The range of prices for such transaction is $2.0026 to $2.4018.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 8, 2017, among Boxer Capital, Boxer Management, Joe Lewis and Aaron I. Davis, incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on December 8, 2017.

CUSIP No. 676079106	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021

BOXER CAPITAL, LLC

By:	/s/Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually